# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEW YORK MORTGAGE TRUST, INC., CIK 0001273685
CUSIP: 649604840
Title of class of securities: NEW YORK MORTGAGE TRUST INC. COMMON STOCK
Address of issuer's principal executive offices: 90 PARK AVENUE 23RD FLOOR, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 02/20/2025
Filed by CIK 0000904853
Persons authorized to receive notices and communications: HOWARD AMSTER, 290 NORTH OLIVE #523, WEST PALM BEACH, Florida (FL), 33401, 216-595-1047

## Reporting persons
- Amster Howard (CIK 0000904853): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,682,420; shared voting power 5,118,385; sole dispositive power 2,682,420; shared dispositive power 5,118,385; aggregate amount beneficially owned 5,118,385 (5.7% of the class)
  Comment: *Mr. Amster is deemed to be the beneficial owner of (i) 2,682,420 shares that are owned directly by Mr. Amster: (ii) 838,414 shares that are owned by Pleasant Lake Apartments Corp., Pleasant Lake Apartments Limited Partnership, Laughlin Holdings, LLC, all joint filers, over which Mr. Amster has sole voting and dispositive power; (iii) 584,660 shares that are owned in the aggregate by the trusts jointly filing herewith, over which, as sole trustee, Mr. Amster has sole voting and dispositive power; (iv) the 348,371 shares that are owned by the Howard Amster Foundation over which, Mr. Amster, as President, has sole voting and dispositive power; (v) 223,688 shares that are owned by Amster Limited Partnership, which Mr. Amster, as sole General Partner, has sole voting and dispositive power; (vi) 343,400 shares that are owned by Ramat Securities, Ltd., which Mr. Amster, as authorized representative and majority member, has sole voting and dipositive power; (vii) 45,397 shares that are owned by NewAx Inc., which Mr. Amster, as a member of the Board of Directors and majority shareholder, has shared voting and dispositive power, and (viii) 52,035 shares owned by Pleasant Lake Skoien Investments LLC, which Mr. Amster, as President of Pleasant Lake Apartments Corp., the General Partner of Pleasant Lake Apartments LP, the Managing Member of Pleasant Lake Apartments LLC which is the Managing Member of Pleasant Lake Skoien Investments LLC, has shared voting and dispositive power.
  **Denominator is based on the 90,567,445 shares of common stock outstanding as of February 14, 2025 as reported by the Issuer on Form 10-K for the year ending December 31, 2024, as filed with the Securities and Exchange Commission on February 21, 2025
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 223,688; sole dispositive power 0; shared dispositive power 223,688; aggregate amount beneficially owned 223,688 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 161,919; sole dispositive power 0; shared dispositive power 161,919; aggregate amount beneficially owned 161,919 (0.2% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 31,700; sole dispositive power 0; shared dispositive power 31,700; aggregate amount beneficially owned 31,700 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 26,580; sole dispositive power 0; shared dispositive power 26,580; aggregate amount beneficially owned 26,580 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUS #4 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 114,185; sole dispositive power 0; shared dispositive power 114,185; aggregate amount beneficially owned 114,185 (0.1% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- AMSTER LIMITED PARTNERSHIP: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 223,688; sole dispositive power 0; shared dispositive power 223,688; aggregate amount beneficially owned 223,688 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 318; sole dispositive power 0; shared dispositive power 318; aggregate amount beneficially owned 318 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- LAUGHLIN HOLDINGS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 223,529; sole dispositive power 0; shared dispositive power 223,529; aggregate amount beneficially owned 223,529 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- RAMAT SECURITIES LTD: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 343,400; sole dispositive power 0; shared dispositive power 343,400; aggregate amount beneficially owned 343,400 (0.4% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 141,023; sole dispositive power 0; shared dispositive power 141,023; aggregate amount beneficially owned 141,023 (0.2% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.
- PLEASANT LAKE APARTMENTS CORP: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 11,013; sole dispositive power 0; shared dispositive power 11,013; aggregate amount beneficially owned 11,013 (0% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.
- HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST U/A DTD 03/09/2022: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 73,005; sole dispositive power 0; shared dispositive power 73,005; aggregate amount beneficially owned 73,005 (0.1% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.
- HOWARD AMSTER FOUNDATION: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 348,371; sole dispositive power 0; shared dispositive power 348,371; aggregate amount beneficially owned 348,371 (0.4% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.
- NEWAX INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 45,397; sole dispositive power 0; shared dispositive power 45,397; aggregate amount beneficially owned 45,397 (0.1% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.
- PLEASANT LAKE SKOIEN INVESTMENTS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 52,035; sole dispositive power 0; shared dispositive power 52,035; aggregate amount beneficially owned 52,035 (0.1% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 25,968; sole dispositive power 0; shared dispositive power 25,968; aggregate amount beneficially owned 25,968 (0% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 08/10/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,356; sole dispositive power 0; shared dispositive power 5,356; aggregate amount beneficially owned 5,356 (0% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 08/10/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,632; sole dispositive power 0; shared dispositive power 2,632; aggregate amount beneficially owned 2,632 (0% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.
- HOWARD AMSTER AND TAMRA GOULD CHARITABLE REMAINDER UNITRUST U/A DTD 03/18/1993: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 471; sole dispositive power 0; shared dispositive power 471; aggregate amount beneficially owned 471 (0% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 04/22/1998: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 265; sole dispositive power 0; shared dispositive power 265; aggregate amount beneficially owned 265 (0% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,238; sole dispositive power 0; shared dispositive power 1,238; aggregate amount beneficially owned 1,238 (0% of the class)
  Comment: *See the footnote marked with a * to cover page for Mr. Amster.
  **See the footnote marked with a * to cover page for Mr. Amster.

## Item 1. Security and Issuer
Title of class of securities: NEW YORK MORTGAGE TRUST INC. COMMON STOCK
Name of issuer: NEW YORK MORTGAGE TRUST, INC.
Address of issuer's principal executive offices: 90 PARK AVENUE 23RD FLOOR, NEW YORK, New York (NY), 10016

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed as a joint statement by the Reporting Persons (as defined below)
1. Howard Amster
2. Howard Amster 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019
3. Howard Amster 2019 Charitable Remainder Unitrust #2 U/A DTD 05/20/2019
4. Howard Amster 2019 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019
5. Howard Amster 2019 Charitable Remainder Unitrust #4 U/A DTD 05/20/2019
6. Howard Amster 2019 Charitable Remainder Unitrust #7 U/A DTD 05/20/2019
7. Howard Amster 2021 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019
8. Amster Limited Partnership
9. Laughlin Holdings LLC
10. Pleasant Lake Apartments Limited Partnership
11. Ramat Securities LTD
12. Pleasant Lake Apartments Corp
13. Howard Amster 2022 Charitable Remainder Unitrust #3 U/1 DTD 03/09/2022
14. Howard Amster Foundation
15. NewAx Inc.
16. Pleasant Lake Skoien Investments LLC
17. Howard Amster 2019 Charitable Remainder Unitrust #5 U/A DTD 05/20/2019
18. Howard Amster 2021 Charitable Remainder Unitrust #1 U/A DTD 08/10/2021
19. Howard Amster 2021 Charitable Remainder Unitrust #2 U/A DTD 08/10/2021
20. Howard Amster and Tamra Gould Charitable Remainder Unitrust U/A DTD 03/18/1993
21. Howard Amster Charitable Remainder Unitrust U/A DTD 04/22/1998
22. Howard Amster Charitable Remainder Unitrust U/A DTD 01/11/2005

(together, the Reporting Persons). Further information regarding the Reporting Persons is set forth below.
The Reporting Persons are making this single, joint filing because they may be deemed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended (the Act)., however, this filing shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities owned or directly held by any other person. The agreement among the Reporting Persons to file jointly is attached herto as Exhibit 99.1
Residence or business address: The principal business address of each of the Reporting Persons is 290 North Olive #523 West Palm Beach, FL 33401-5570
Present principal occupation or employment: In addition to his investment-related activities, Mr. Amster serves as President of Pleasant Lake Apartments Corp., which is the General Partner of Pleasant Lake Apartments Limited Partnership, which is the Manager of Laughlin Holdings, LLC. Mr. Amster is a director and the majority shareholder of NewAx Inc.. Mr. Amster serves as the sole trustee of the following trusts: (A) the Howard Amster 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019, (B) the Howard Amster 2019 Charitable Remainder Unitrust #2 U/A DTD 05/20/2019, (C) the Howard Amster Charitable Remainder Unitrust #3 U/A DTD 05/20/2019, (D) the Howard Amster Charitable Remainder Unitrust #4 DTD 05/20/2019, (E) the Howard Amster 2019 Charitable Remainder Unitrust #7 U/A 05/20/219, (F) the Howard Amster 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021, (G) the Howard Amster 2022 Charitable Remainder Unitrust #1 U/A 03/09/2022 (H) The Howard Amster 2019 Charitable Remainder Unitrust #5 U/A DTD 05/20/2019 (I)The Howard Amster 2021 Charitable Remainder Unitrust #1 U/A DTD 08/10/2021, (J) The Howard Amster 2021 Charitable Remainder .Unitrust #2 U/A DTD 08/10/2021, (K) the Howard Amster and Tamra Gould Charitable Remainder Unitrust U/A DTD 03/18//1993,(K) the Howard Amster Charitable Remainder Unitrust U/A 04/22/1998, and (L) the Howard Amster Charitable Remainder Unitrust U/A DTD 01/11/2005 Mr. Howard Amster also is (M) the general partner of Amster Limited Partnership, (N) the majority owner of Ramat Securities, Ltd. and (O) President of the Howard Amster Foundation. All Reporting Persons are engaged in investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: All natural Reporting Persons are United States citizens. All Reporting Persons that are entities are entities organized or formed under the laws of the State of Ohio other than Laughlin Holdings, LLC and Pleasant Lake Skoien Investments LLC, which is are Delaware limited liability companies, and NewAx Inc. which is a Delaware corporation

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of February 26, 2025, the reporting persons had, in the aggregate, invested $33,914,668.19 to acquire 5,118,385 shares of the common stock of the issuer. The Reporting Persons used personal funds and working capital for such purchases.

The Reporting Persons may effect purchases of securities primarily through margin accounts maintained for them with RBC Capital Markets LLC and Interactive Brokers LLC, which may extend margin credit to the Reporting Persons as and when required to open and carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules, and the firms' respective credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common stock for investment purposes

While the Reporting Persons have no present intention to dispose of all or any portion of the Common Stock beneficially owned by them, the Reporting Persons, may, from time to time, modify their present intention as stated in this item 4. In addition, they may at their discretion purchase additional shares of Common Stock of the Issuer. Any such sales of the Common Stock may be made in the open market, privately negotiated transactions, or otherwise

No Reporting Person has any present plan or proposal which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of this Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial condition, the price of the shares of its Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the issuer as they deem appropriate., including without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with the stockholders of the Issuer, and other third parties about the Issuer and the Reporting Persons holdings of the Issuer's Common Stock, including potential business combinations and dispositions involving the Issuer or certain of its businesses or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging short selling or any hedging or similar transactions with respect to the shares of Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.
Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the issuer or the disposition by the Reporting Persons of securities of the issuer, other than described above, (b)any extraordinary corporate transactions such as a merger, reorganization, or liquidation involving the issuer or any of its subsidiaries, (c) any sale or transfer of a materiel amount of the assets of the issuer or any of its subsidiaries:(d) any change in the present management or board of directors of the issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Issuer's Board of Directors; (e)any material change to the present capitalization or dividend policy of the issuer; (f)any material change in the issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws, or instruments corresponding therto or other actions which may impede at the acquisition of or control of the issuer by any person:(h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association(i) causing a class of equity securities of the issuer to be eligible for termination pursuant of Section 12(g)(4) of the Act (j)any action similar to those enumerated above

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.
Transactions in the class effected during the past sixty days:
) The following table sets forth all transactions with respect to shares of the Common Stock effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on February 25, 2025.
All transactions were purchases and were conducted on the open market. If the shares were purchased in multiple transactions on a single trading day, the price per share reported is the weighted average price.

Date Shares Purchased Per Share Total Price Purchaser
01/22/25 11,816 $5.94 $70,212 Pleasant Lake Apartments LP
01/22/25 10,000 $5.98 $59,795 Pleasant Lake Skoien Investments LLC
01/23/25 25,000 $5.95 $148,694 Howard Amster
02/20/25 600,000 $6.13 $3,680,296 Howard Amster

For Purchases by Pleasant Lake Apartments LP on 01/22/25, the High Price was $5.94 and the Low Price was $5.94
For Purchases by Pleasant Lake Skoien Investments on 01/22/25, the High Price was $5.98 and the Low Price was $5.98
For Purchases by Howard Amster on 01/23/25, the High Price was $5.95 and the Low Price was $5.94
For Purchases by Howard Amster on 02/20/25, the High Price was $6.38 and the Low Price was $5.69
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
There are no contracts, arrangements, understanding, or relationships with respect to the securities of the Issuer with any person except as set forth in Items 2 and 4 above.
The Reporting Persons entered into a joint filing agreement (the Joint Filing Agreement) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit EX. 99.1 Joint Filing Agreement
(SIGNATURE PAGE FOLLOWS)

## Signatures
- Amster Howard: HOWARD AMSTER, HOWARD AMSTER (02/26/2025)
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APARTMENTS CORP ITS GENERAL PARTNER (02/26/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (02/26/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (02/26/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (02/26/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUS #4 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (02/26/2025)
- AMSTER LIMITED PARTNERSHIP: HOWARD AMSTER, GENERAL PARTNER (02/26/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (02/26/2025)
- LAUGHLIN HOLDINGS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APARTMENTS CORP GENERAL PARTNER PLEASANT LAKE APARTMENTS LP MANAGING MEMBER LAUGHLING HOLDINGS LLC (02/26/2025)
- RAMAT SECURITIES LTD: HOWARD AMSTER, AUTHORIZED REPRESENTATIVE (02/26/2025)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: HOWARD AMSTER, TRUSTEE (02/26/2025)
- PLEASANT LAKE APARTMENTS CORP: HOWARD AMSTER, PRESIDENT (02/26/2025)
- HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST U/A DTD 03/09/2022: HOWARD AMSTER, TRUSTEE (02/26/2025)
- HOWARD AMSTER FOUNDATION: HOWARD AMSTER, PRESIDENT (02/26/2025)
- NEWAX INC.: HOWARD AMSTER, DIRECTOR (02/26/2025)
- PLEASANT LAKE SKOIEN INVESTMENTS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APARTMENTS CORP GENERAL PARTNER PLEASANT LAKE APARTMENTS LP MANAGING MEMBER (02/26/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (02/26/2025)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 08/10/2021: HOWARD AMSTER, TRUSTEE (02/26/2025)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 08/10/2021: HOWARD AMSTER, TRUSTEE (02/26/2025)
- HOWARD AMSTER AND TAMRA GOULD CHARITABLE REMAINDER UNITRUST U/A DTD 03/18/1993: HOWARD AMSTER, TRUSTEE (02/26/2025)
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 04/22/1998: HOWARD AMSTER, TRUSTEE (02/26/2025)
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005: HOWARD AMSTER, TRUSTEE (02/26/2025)